# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: APPIAN CORP, CIK 0001441683
CUSIP: 03782L101
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 7950 JONES BRANCH DRIVE, MCLEAN, Virginia (VA), 22102
Date of event which requires filing of this statement: 02/03/2026
Amends the filing with accession number 0000902664-26-000513
Filed by CIK 0002040262
Persons authorized to receive notices and communications: Carly Pollock, Fivespan Partners, LP, 1170 Gorgas Avenue, San Francisco, California (CA), 94129, (415) 318-7900

## Reporting persons
- Fivespan Partners, LP (CIK 0002040262): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,380,907; sole dispositive power 0; shared dispositive power 3,380,907; aggregate amount beneficially owned 3,380,907 (7.9% of the class)
- Dylan Haggart: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,380,907; sole dispositive power 0; shared dispositive power 3,380,907; aggregate amount beneficially owned 3,380,907 (7.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: APPIAN CORP
Address of issuer's principal executive offices: 7950 JONES BRANCH DRIVE, MCLEAN, Virginia (VA), 22102
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D (the "Schedule 13D") relating to the shares of Class A Common Stock, par value $0.0001 per share (the "Common Stock"), of Appian Corporation, a Delaware corporation (the "Issuer"). This Amendment No. 1 amends and restates the first sentence of Item 3 and Item 5 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used a total of approximately $100.5 million (excluding brokerage commissions) to acquire the shares of Common Stock reported herein. The source of the funds used to acquire the shares of Common Stock reported herein was the working capital of the Fivespan Fund.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. All percentages set forth herein are based upon a total of 42,735,083 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Information concerning transactions in the Common Stock of the Issuer since the filing of the Schedule 13D is set forth in Schedule A attached hereto and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons and the Fivespan Fund is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Fivespan Partners, LP: /s/ Carly Pollock, Carly Pollock, Chief Operating Officer, Chief Financial Officer and Chief Compliance Officer (02/05/2026)
- Dylan Haggart: /s/ Dylan Haggart, Dylan Haggart, Individually (02/05/2026)